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WRITER'S DIRECT LINE

202 682-7296

January 8, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey
Managing Clerk

dlw 1/13

DC1:\132053\01\2TW501!.DOC\50627.0004

GREENCORE GROUP PLC

CONTACT: MS. C. M. BERGIN

TELEPHONE: +353 1 605 1029
FAX: +353 1 605 1104

SCRIP DIVIDEND CIRCULAR
FORM OF ELECTION AND NOTICE OF ENTITLEMENT

Copies of the above documentation issued by Greencore Group plc today in connection with its 2003 Final Scrip Dividend Offer have been submitted to the Irish Stock Exchange and the UK Listing Authority, and will shortly be available for inspection at the following locations:-

Companies Announcements Office,
Irish Stock Exchange,
28 Anglesea Street,
Dublin 2.
Ireland,
Telephone + 353 1 617 4200

Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
London E14 5HS,
United Kingdom.

Telephone + 44 207 676 1000

C. M. Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2.

7th January, 2004.

GREENCORE GROUP PLC

CONTACT: MR. C. O'LEARY TELEPHONE: +353 1 605 1029
FAX: +353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION TODAY FROM BANK OF IRELAND ASSET MANAGEMENT LIMITED DATED 22nd DECEMBER, 2003, THAT BANK OF IRELAND ASSET MANAGEMENT LIMITED HAS A NOTIFIABLE INTEREST IN 30,157,695 (15.95%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE. OF THESE, 28,468,239 SHARES ARE REGISTERED IN THE NAME OF BANK OF IRELAND, 1,264,066 SHARES ARE REGISTERED IN THE NAME OF NORTRUST NOMINEES AND 425,390 SHARES ARE REGISTERED IN THE NAME OF CITIBANK NOMINEES LIMITED. THE SHARES ARE HELD ON BEHALF OF A RANGE OF CLIENTS.

C. O'Leary
Assistant Group Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2.

23rd December, 2003.

GREENCORE GROUP PLC

CONTACT: MS. C. M. BERGIN

TELEPHONE: +353 1 605 1029
FAX: +353 1 605 1104

BOARD APPOINTMENT AT GREENCORE GROUP PLC ("GREENCORE")

The Board of Greencore announced today that it has co-opted Ms. Anne Truelove (41) as an executive director of the company with effect from 18th December, 2003. Anne Truelove is the Chief Executive of the Chilled Foods Division of Greencore. She joined the original Hazlewood Foods business in 1984 as a management trainee gaining wide experience in both its ambient foods and international operations. In 1992 she moved into senior management of its chilled foods business and was a prime mover behind the major growth of the Group's sandwich business.

Ms. Truelove has not held any directorship in any publicly quoted company at any time in the last five years. There are no further disclosures to be made in respect of Ms. Truelove pursuant to sections 6.F.2.(b) to (g) of the Listing Rules.

Commenting on this change, Greencore's chairman, Ned Sullivan said:-

"Anne Truelove has made a major contribution to the Group during the last three years. She has led the chilled foods business through a period of growth and success during this time and I am confident that her market knowledge, enthusiasm and skill will add considerably to the quality of the Board's deliberations in the coming years."

C. M. Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2.

19th December, 2003.

GREENCORE GROUP PLC

CONTACT MS C.M. BERGIN

TELEPHONE: +353 1 6051029
FAX: +353 1 605 1104

NOTIFICATION OF INTERESTS IN GREENCORE GROUP PLC SHARES

Greencore Group plc ("Greencore or the company") notes recent press comment concerning shareholdings in the company and wishes to make certain clarifications regarding these shareholdings.

On 11th December, 2003 Bank of Ireland Security Services ("BOISS") notified the Irish Stock Exchange that as at 10th December, 2003 Bank of Ireland Nominees Limited ("BOIN") held 27% of the ordinary share capital of Greencore on behalf of clients in its nominee name. The previous notification from BOISS occurred on 4th December, 2003 when the Irish Stock Exchange was notified that BOISS had a nominal interest in 21% of the ordinary share capital of the Group.

BOISS has informed Greencore that it has no beneficial interest in any part of these shareholdings.

As a separate matter on 8th July, 2003, Greencore was informed that Bank of Ireland Asset Management ("BIAM") had a beneficial interest in 15.97% of the ordinary share capital of Greencore held on behalf of a range of clients. Greencore has not been informed that that shareholding has changed since that date but has been informed by BOISS that its 27% holding includes 15.2% of the BIAM shareholding.

Greencore in preparation for disclosures to be made in its annual report has made enquires as to the ownership of certain shareholdings in its ordinary share capital and has received confirmation as of yesterday evening and today that the following companies no longer hold 3% or more of the ordinary shares of Greencore and have not done so for some time:-

Allied Irish Banks and its subsidiaries;
Fidelity International Limited; and
Standard Life Investments Limited.

C.M. Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2

18th December, 2003.

GREENCORE GROUP PLC

CONTACT: MS. C. M. BERGIN

TELEPHONE: +353 1 605 1029
FAX: +353 1 605 1104

BOARD APPOINTMENT AT GREENCORE GROUP PLC ("GREENCORE")

The Board of Greencore announced today that it has co-opted Mr. Patrick A. McCann (52) as a non-executive director of the company with effect from 24th November, 2003. Pat McCann is the chief executive of Jurys Doyle Hotel Group plc, a position he has held since 2000. He is currently a member of the National Executive Council of IBEC, a member of the executive council of the Dublin Chamber of Commerce and chairman of its City Business Committee and a past president of the Irish Hotels Federation.

Other than Mr. McCann's directorship of Jurys Doyle Hotel Group plc he has not held any directorship in any publicly quoted company at any time in the last five years. There are no further disclosures to be made in respect of Mr. McCann pursuant to sections 6.F.2(b) to (g) of the Listing Rules.

Commenting on this change, Greencore's chairman, Ned Sullivan said:-

"The Board is delighted that a business person of Pat McCann's calibre with his considerable consumer and marketing expertise has accepted its invitation to join the Board and looks forward to working with him in the future."

C. M. Bergin
Group Company Secretary

Greencore Group plc.
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2.

25th November, 2003.